Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
February 24, 2014

VIA EDGAR AND HAND DELIVERY

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          Boulder Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Comment Letter dated February 14, 2014
File No.  001-33595

Dear Mr. Hiller:

This letter provides responses of Boulder Brands, Inc. (the “Company”) to the comments set forth in the letter dated February 14, 2014 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in relation to the disclosure contained in the Company’s Form 10-K (the “2012 Form 10-K”) for the fiscal year ended December 31, 2012.  For your convenience, we have set forth below each of the comments to the 2012 Form 10-K, followed in each case by the Company’s response.

COMMENT:

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 18 - Segment Information, page F-28

We have read your response to prior comment 1, indicating you do not regard your individual brands to be operating segments. You indicate that individuals other than the CODM are responsible for brands within the operating segments and that no measures of profitability are presented to the CODM below the reportable segment level. However, we understand your segments are comprised of brands that are characterized as core products or growth platforms, such as Udi’s, Glutino and Earth Balance which you have identified as growth platforms, and

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that some emphasis has been placed on brand performance in correspondence with shareholders, such as your mention that a key financial and strategic accomplishment in 2012 was the improved gross margin for the Glutino business by 590 basis points to 31.5%.

Although we understand that you do not consider brands to be operating segments, and you believe this is consistent with the manner by which you view the CODM function, given the economic distinctions that are prevalent among brands within your segments, and that communications by management to the investing community reference brand profitability, we would like to better understand your process of segment identification. As such please confirm that you have submitted copies of all financial information viewed by the CODM covering all business activities and operating results for the year ended December 31, 2012 and the quarter ended September 30, 2013, and clarify how the CODM was apprised of the aforementioned strategic accomplishment measures of profitability, if individual brands results are not amongst these reports.

As you may know, the guidance in FASB ASC 280-10-50-38 and 40 requires revenues to be reported for each product or group of similar products when this information is not part of the reportable operating segment disclosures. As we consider your position on segment reporting, we would like to understand how you would propose to address the revenue-by-product disclosure requirement if more detailed segment information is not provided. We note that you have distinctions according to brands, but also a variety of product types within the brands and therefore expect that you have some alternatives in grouping products to satisfy this disclosure obligation.

However, given your disclosures about core products and growth platforms, and emphasis on brand sales and margin in the communication mentioned above, it is unclear whether reporting sales based on groups of products other than brands would provide investors comparable insight. Please submit the revisions that you propose.

RESPONSE:

In response to the Staff’s Comment, the Company informs the Staff that it will expand its disclosure in Note 18 (“Segment Information”) to its consolidated financial statements, commencing with the Form 10-K for the fiscal year ended December 31, 2013.  In addition to disclosing segment-level financial information for the two reportable operating segments, Natural and Balance, the Company will now include information in the following format together with the incremental narrative included below:

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Our net sales by brand are as follows:

Years Ended December 31,
	2013 2012	2011

Smart Balance
Earth Balance
Glutino
Udi’s
Other
Total

The Company’s Smart Balance branded products are focused on consumers interested in a heart healthy diet.  Earth Balance branded products are aimed at consumers interested in natural, plant based foods.  The Company’s Glutino and Udi’s brands sell a variety of gluten-free packaged and baked foods.  The “Other” brands include principally the Company’s EVOL brand, which focuses on pure and single ingredients, and Level Life, which provides diabetic-friendly food products to help consumers manage diabetes through the diet.

In addition, in response to the Staff’s question regarding the materials previously provided to the Staff, the Company has confirmed that the binder of documents previously provided in connection with the Company’s response letter, dated February 5, 2014, includes all of the information that the Company’s CODM (the Chief Executive Officer (CEO)) uses to allocate resources and run the business.  However, in response to your request, we are also sending to the Staff another detailed report for the quarter ended September 30, 2013—what the Company calls its quarterly “earnings workbook”—that is used by the Chief Financial Officer (CFO), Chief Accounting Officer (CAO), the Senior Vice President, Investor Relations and Business Development and certain other company officers in preparing the Company’s public disclosures.  The Chief Executive Officer also receives a copy of this report, usually 4-8 weeks into the next quarter.  The earnings workbook is principally used by the CAO to draft “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for quarterly and annual reports, by the CFO to prepare for the quarterly earnings call and by the Senior Vice President, Investor Relations and Business Development to prepare investor presentations.  Because it is prepared so long after the end of a quarter, it is not used by the CEO to manage the business and allocate resources with respect to a quarter which has already begun four to eight weeks earlier.  For example, the earnings workbook for the quarter ended December 31, 2013 is just being finalized on February 21, 2014 for the Company’s earnings conference call to be held on February 27, 2014, and has not yet been given to the CEO.  However, the Company is providing this report to the Staff in response to your request and to give you a better sense of the information utilized internally for different purposes.

As previously discussed with the Staff, in the Company’s view, the most important document reviewed by the CODM to assess performance and allocate resources is the O&R (“Opportunities & Risks”), included as the last page of Tab 2 in the documentation previously submitted to the Staff.  This document provides the CODM with a timely measure of how the business is performing from a profitability perspective.  In contrast, the earnings workbook information is not presented to the CEO

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in a timely fashion and is not in a format which is easily digested or utilizable for his particular needs.

Finally, the Staff’s comment notes that some emphasis has been placed on brand performance in correspondence with shareholders, such as mentioning the improved gross margin for the Glutino business in 2012.  As you know, the Company has consummated five acquisitions over the last few years.  In particular, the Company acquired Glutino in August 2011 and Udi’s in July 2012, and in the immediate aftermath of their acquisition, the Company felt it was appropriate to show how the newly acquired businesses were performing.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 859-8735 with any questions.

Sincerely, /s/ Michael A. Levitt
Michael A. Levitt

Cc:	Joseph Klinko (Securities & Exchange Commission)
John Cannarella (Securities & Exchange Commission)
Christine Sacco (Boulder Brands, Inc.)
Norman Matar (Boulder Brands, Inc.)
Christina Calabrese (Boulder Brands, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)